UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Epoch Holding Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

29428R103
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☐         Rule 13d-1(b)
         ☒        Rule 13d-1(c)
         ☐         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29428R103		13G	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON Bedford Oak Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 490,953 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 490,953 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,953 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.23% (see Item 4)
12	TYPE OF REPORTING PERSON* PN

Page 2 of 8 Pages

CUSIP No. 29428R103		13G	Page 3 of 8 Pages
1	NAME OF REPORTING PERSON Bedford Oak Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 615,292 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 615,292 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 615,292 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.79% (see Item 4)
12	TYPE OF REPORTING PERSON* OO

Page 3 of 8 Pages

CUSIP No. 29428R103		13G	Page 4 of 8 Pages
1	NAME OF REPORTING PERSON Harvey P. Eisen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 615,292 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 615,292 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 615,292 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.79% (see Item 4)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Page 4 of 8 Pages

Item 1(a)                                                Name of Issuer:

Epoch Holding Corporation (the “Company”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

640 Fifth Avenue
New York, New York 10019

Items 2(a) and 2(b)                               Name of Person Filing and Business Office:

This statement is filed by: (i) Bedford Oak Partners, L.P. (“Partners”); (ii) Bedford Oak Advisors, LLC (“Investment Manager”) in its capacity as the investment manager of Partners and other private investment funds; and (iii) Harvey P. Eisen, in his capacity as managing member of the Investment Manager.  The principal business address of each reporting person is 100 South Bedford Road, Mt. Kisco, New York  10549.

Item 2(c)                                                Citizenship:

Partners is a Delaware limited partnership.
The Investment Manager is a Delaware limited liability company.
Mr. Eisen is a United States citizen.

Item 2(d)                                                Title of Class of Securities:

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e)                                                CUSIP Number:

29428R103

Item 3                                                     Not Applicable.

Item 4                                                     Ownership:
The percentages used herein are calculated based upon 22,044,614 shares of Common Stock issued and outstanding as of November 5, 2008, as disclosed by the Company in its quarterly report filed on Form 10-Q for the quarterly period ended September 30, 2008.
As of the close of business on December 31, 2008:

1. Bedford Oak Partners, L.P.
(a) Amount beneficially owned: -490,953-
(b) Percent of class:  2.23%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -490,953-

Page 5 of 8 Pages

(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -490,953-

2. Bedford Oak Advisors, LLC
(a) Amount beneficially owned: -615,292-
(b) Percent of class:  2.79%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -615,292-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -615,292-

3. Harvey P. Eisen
(a) Amount beneficially owned: -615,292-
(b) Percent of class:  2.79%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -615,292-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -615,292-

The Investment Manager controls 615,292 shares of Common Stock in its capacity as the investment manager of certain private investment funds including Partners, which itself directly owns 490,953 shares of Common Stock.  Harvey P. Eisen controls 615,292 shares of Common Stock in his capacity as the managing member of the Investment Manager.

Item 5                                                     Ownership of Five Percent or Less of a Class:

☒	This statement is being filed to report the fact that as of December 31, 2008 the reporting persons have ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7                                                     Identification and Classification of the
  Subsidiary Which Acquired the Security Being
  Reported on By the Parent Holding Company:

Not Applicable.

Item 8                                                     Identification and Classification of Members
  of the Group:

Not Applicable.

Page 6 of 8 Pages

Item 9                                                     Notice of Dissolution of Group:

Not Applicable.

Item 10                                                  Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2011

BEDFORD OAK PARTNERS, L.P.

By:  Bedford Oak Management, LLC, its
General Partner

By:       /s/ Harvey P. Eisen
Name:  Harvey P. Eisen
Title:  Chairman and Managing Member

BEDFORD OAK ADVISORS, LLC

By:       /s/ Harvey P. Eisen
Name:  Harvey P. Eisen
Title:  Chairman and Managing Member

HARVEY P. EISEN

/s/ Harvey P. Eisen